Exhibit 99.1

NYSE:MMA - MMA.INC Opens Pre-Sale for Largest TrainAlta UFC GYM Program Cycle Across 27 Locations

TrainAlta’s flagship Warrior Training Program is expected to expand by approximately 29% by location count, adding Tennessee and the Chicago market

Highlights

●	Pre-sale is open at 27 UFC GYM locations across seven states for the next cycle of TrainAlta’s flagship Warrior Training Program
●	November is anticipated to be the largest launch in the UFC GYM partnership’s history
●	Based on the current location list, the next cycle would be approximately 29% larger than the current cycle by location count
●	TrainAlta expands into Tennessee and Chicago, while adding further locations in California
●	The current program cycle remains underway at 21 UFC GYM locations across five states
●	Consumers can learn more about TrainAlta and find available programs at trainalta.com

New York, NY – SEPTEMBER 22, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today announced the continued expansion of TrainAlta within UFC GYM, with pre-sale now open at 27 UFC GYM locations for the next cycle of TrainAlta’s flagship Warrior Training Program. The cycle is scheduled to commence November 9, 2026 and, based on the current location list, is expected to be the largest launch in the partnership’s history.

TrainAlta Expands Within UFC GYM

TrainAlta is MMA.INC’s consumer-facing martial arts training platform and the home of one of the most established global pathways into MMA for beginners. Its flagship Warrior Training Program has introduced thousands of participants to the sport through programs delivered across North America, Europe, Australia and New Zealand, including at iconic gyms such as SBG Ireland, City Kickboxing, DC Wrestling Academy and Xtreme Couture. That global community is also showcased on Instagram at @TrainAlta where participant stories, program features and widely shared training and Fight Night moments bring the energy and personal impact of the TrainAlta experience to life.

The program’s proven 20 week, 100 lesson syllabus, converts interest in MMA into structured participation through progressive, coach led training across multiple martial arts disciplines. It is designed for beginners as well as experienced participants, with eligible graduates offered the opportunity to compete in a fully sanctioned amateur MMA bout in front of a live crowd at an “Alta Finale Fight Night”.

The UFC GYM rollout extends this established model across a major international gym network, while trainalta.com provides a central destination where prospective participants can learn about the program, find participating locations and secure their place.

Largest TrainAlta Program Cycle Now in Pre-Sale

The planned November footprint spans over 27 UFC GYM locations across seven states. It adds Hendersonville, Tennessee, together with three Chicago area locations in Morgan Park, Wrigleyville and Naperville.

In California, the pre-sale footprint expands with the addition of Anaheim and Point Loma. The pre-sale location list remains subject to change before the launch date.

Current Cycle Underway Across 21 Locations

The current TrainAlta Warrior Training Program cycle is underway at 21 UFC GYM locations across New York, Florida, Hawaii, Washington and California, making it the largest cycle launched to date. Based on the current pre-sale footprint, the planned November cycle would increase the number of locations in a single launch cycle by approximately 29%.

Finale Fight Nights Support Grassroots Combat Sports

Eligible participants who complete the current cycle are expected to have the opportunity to compete at a finale Fight Night, with an event planned in each participating state.

The events are planned to be staged by TrainAlta and UFC GYM, either directly or with local promotion partners. The format gives participants a defined training goal while directing program activity and investment toward grassroots promotions and the coaches, officials and local combat sports communities that support them.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said:

Our mission is to turn hundreds of millions of MMA fans around the world into active participants. Watching the sport can inspire people, but stepping onto the mats can change a life. It demands discipline, builds confidence and connects people to a community in a way few other experiences can.

“The Warrior Training Program is the flagship expression of that mission. It gives people, many of whom are entering a combat sports gym for the first time, a globally proven 20 week, 100 lesson journey and the opportunity to test themselves at a finale Fight Night. Our current 21 location UFC GYM cycle is the largest we have launched to date, and pre-sale is now open at 27 locations for November.

“Every additional location creates another entry point into MMA. As the physical footprint grows, trainalta.com provides the front door through which fans can understand the program, find a participating gym and make the commitment to begin. The finale Fight Nights then give eligible participants a defining goal while directing investment toward the local promoters, coaches, officials and emerging talent who sustain the sport at its grassroots.”

About TrainAlta

TrainAlta is MMA.INC’s consumer facing martial arts training platform, built to turn global interest in combat sports into structured participation. Since 2018, its flagship Warrior Training Program has introduced many thousands of people to MMA through programs delivered across North America, Europe, Australia and New Zealand, including through iconic gyms such as SBG Ireland and City Kickboxing.

The Warrior Training Program is a proven 20 week, 100 lesson syllabus that takes participants from foundational skills and conditioning through technical development and fight preparation. It is designed for beginners as well as experienced martial artists, with eligible graduates having the opportunity to compete in an amateur MMA finale bout, subject to applicable fitness, skill, suitability and regulatory requirements.

TrainAlta’s broader offering includes the In Gym Training Pass, Online Academy and Alta for Gyms, creating additional pathways for participants and partner gyms to engage beyond the flagship program.

For more information or to find an available program, visit trainalta.com

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding the continued expansion of TrainAlta within UFC GYM; the scheduled November 9, 2026 commencement of the next Warrior Training Program cycle; the number and location of UFC GYM sites expected to participate; the expected size of the launch; geographic expansion; participant enrollment, completion and eligibility; the timing, number and format of finale Fight Night events; the ability of TrainAlta.com to support program awareness and enrollment; the Company’s relationships with UFC GYM and local promotion partners; and MMA.INC’s strategy, plans and objectives, growth and monetization of its platform, increased penetration of existing users, students, gyms and other platform assets, development and adoption of products and programs, partnerships, geographic expansion, acquisitions, strategic investments, payment volumes, and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, changes to participating locations or launch timing; pre-sale conversion, cancellations and participant demand; the ability of MMA.INC, UFC GYM and promotion partners to deliver programs and events as planned; the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that the next Warrior Training Program cycle will commence on the anticipated date, include all currently listed locations, achieve expected participation levels or be the largest launch in the partnership’s history. There can also be no assurance that TrainAlta.com will generate increased awareness or enrollment or that the planned finale Fight Night events will occur at the anticipated times, in the anticipated locations or in the manner described. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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